UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Biofrontera AG
(Name of Issuer)

Ordinary Shares, nominal value €1.00 per share (including Ordinary Shares represented by American Depository Shares (ADSs) at a ratio of two Ordinary Shares per ADS)
(Title of Class of Securities)

09075G105 **
(CUSIP Number)

Rolf Birkert Member of the Board Ziegelhaeuser Landstrasse 1 69120 Heidelberg Germany +49 6221 649 24 – 35
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** The Ordinary Shares have no CUSIP number. The CUSIP number for the ADSs, each representing two Ordinary Shares, is 09075G105.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 09075G105	Page 2 of 19

1	NAMES OF REPORTING PERSONS ABC Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by ABC Beteiligungen Aktiengesellschaft (“ABC”). See Item 5, herein.

(2)	Based upon 44,541,980 shares outstanding as of July 31, 2018.

CUSIP 09075G105	Page 3 of 19

1	NAMES OF REPORTING PERSONS Deutsche Balaton Biotech AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,292,174
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,292,174

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,292,174 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.9% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,078,562 shares held directly by Deutsche Balaton Biotech AG (“DBB”) and 213,612 shares held directly by Prisma Equity AG (“PE”). See Item 5, herein.

(2)	Based upon 44,541,980 shares outstanding as of July 31, 2018.

CUSIP 09075G105	Page 4 of 19

1	NAMES OF REPORTING PERSONS Prisma Equity AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 213,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 213,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,612 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares held directly by PE. See Item 5, herein.

(2)	Based upon 44,541,980 shares outstanding as of July 31, 2018.

CUSIP 09075G105	Page 5 of 19

1	NAMES OF REPORTING PERSONS Deutsche Balaton Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,601,621
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,601,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,601,621 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,000 shares held by ABC, 1,078,562 shares held by DBB, 213,612 shares held by PE and 4,290,333 shares and 9,057 ADSs (each representing two shares) held by Deutsche Balaton Aktiengesellschaft (“DB”). DB owns a majority interest in each of ABC, DBB and PE. See Item 5, herein.

(2)	Based upon 44,541,980 shares outstanding as of July 31, 2018.

CUSIP 09075G105	Page 6 of 19

1	NAMES OF REPORTING PERSONS VV Beteiligungen Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,601,621
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,601,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,601,621 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.6% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,000 shares held by ABC, 1,078,562 shares held by DBB, 213,612 shares held by PE and 4,290,333 shares and 9,057 ADSs (each representing two shares) held by DB. DB owns a majority interest in each of ABC, DBB and PE. VV Beteiligungen Aktiengesellschaft (“VVB”) owns a majority interest in DB. VVB disclaims beneficial ownership over the shares of DBB that it holds in excess of 45% voting power pursuant to the Non-Domination Agreement described herein. See Item 5, herein.

(2)	Based upon 44,541,980 shares outstanding as of July 31, 2018.

CUSIP 09075G105	Page 7 of 19

1	NAMES OF REPORTING PERSONS Delphi Unternehmensberatung Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC, AF, OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,021,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,021,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,021,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.3% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of 1,000 shares held by ABC, 1,078,562 shares held by DBB, 213,612 shares held by PE, 4,290,333 shares and 9,057 ADSs (each representing two shares) held by DB, and 3,419,796 shares held by Delphi Unternehmensberatung Aktiengesellschaft (“DU”). DB owns a majority interest in each of ABC, DBB and PE. VVB owns a majority interest in DB, but VVB disclaims beneficial ownership over the shares of DBB in excess of 45% of DBB’s voting power pursuant to the Non-Domination Agreement described herein. DU owns a majority interest in VVB. See Item 5, herein.

(2)	Based upon 44,541,980 shares outstanding as of July 31, 2018.

CUSIP 09075G105	Page 8 of 19

1	NAMES OF REPORTING PERSONS Wilhelm Konrad Thomas Zours
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,021,417
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,021,417

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,021,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.3% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 1,000 shares held by ABC, 1,078,562 shares held by DBB, 213,612 shares held by PE, 4,290,333 shares and 9,057 ADSs (each representing two shares) held by DB and 3,419,796 shares held by DU. DB owns a majority interest in each of ABC, DBB and PE. VVB owns a majority interest in DB, but VVB disclaims beneficial ownership over the shares of DBB in excess of 45% of DBB’s voting power pursuant to the Non-Domination Agreement described herein. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU and therefore has voting and dispositive power over the shares held by ABC, DBB, PE, DB and DU. Mr. Zours disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.See Item 5, herein.

(2)	Based upon 44,541,980 shares outstanding as of July 31, 2018.

CUSIP 09075G105	Page 9 of 19

1	NAMES OF REPORTING PERSONS Rolf Birkert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,601,621
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,601,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,601,621 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 1,000 shares held by ABC, 1,078,562 shares held by DBB, 213,612 shares held by PE and 4,290,333 shares and 9,057 ADSs (each representing two shares) held by DB. DB owns a majority interest in each of ABC, DBB and PE. Rolf Birkert, in his capacity as a member of the board of management of DB, has voting and dispositive power over the shares held by ABC, DBB, PE and DB. Mr. Birkert disclaims beneficial ownership of the shares ABC, DBB, PE and DB, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 44,541,980 shares outstanding as of July 31, 2018.

CUSIP 09075G105	Page 10 of 19

1	NAMES OF REPORTING PERSONS Jens Jüttner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 213,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 213,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,612 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.5% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 213,612 shares held by PE. Jens Jüttner, in his capacity as a member of the board of management of PE, has voting and dispositive power over the shares held by PE. PE must exercise voting and dispositive power over these shares pursuant to the terms of a trust agreement, dated as of May 7, 2018 (the “Trust Agreement”), by and between DBB and PE. Mr. Jüttner disclaims beneficial ownership of the shares PE, except to the extent of his pecuniary interest therein. See Item 5, herein.

(2)	Based upon 44,541,980 shares outstanding as of July 31, 2018.

CUSIP 09075G105	Page 11 of 19

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the ordinary shares, nominal value €1.00 per share (the “Ordinary Shares”), of Biofrontera AG (the “Issuer”). The principal executive offices of the Issuer are located at Hemmelrather Weg 201, D-51377 Leverkusen, Germany.

Item 2.  Identity and Background

(a)	This Schedule 13D is being filed by ABC Beteiligungen Aktiengesellschaft (“ABC”), Deutsche Balaton Biotech AG (“DBB”), Prisma Equity AG (“PE”), Deutsche Balaton Aktiengesellschaft (“DB”), VV Beteiligungen Aktiengesellschaft (“VVB”), Delphi Unternehmensberatung Aktiengesellschaft (“DU”), Wilhelm Konrad Thomas Zours, Rolf Birkert and Jens Jüttner, which are collectively referred to as the “Reporting Persons”.

(b)	The address of the principal business office of each of the Reporting Persons and each Scheduled Person (as defined below) is Ziegelhäuser Landstraße 1 Heidelberg, Germany, 69120.

(c)	The principal business of each of ABC, DBB, PE, DB, and VVB is to hold and dispose of equity and equity-related investments. The principal business of DU is to provide consulting services and to hold and dispose of equity and equity-related investments. DB owns a majority interest in each of ABC, DBB and PE; VVB owns a majority interest in DB; and DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU. Rolf Birkert is a member of the board of management of DB. Jens Jüttner is a member of the board of management of PE and DB.

(d)	– (e) During the past five years, none of the Reporting Persons or Schedule Persons has been, and to their respective knowledge, none of the Scheduled Persons (as defined below) has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	ABC, DBB, PE, DB, VVB, and DU are each organized under the laws of Germany. Messrs. Zours, Birkert and Jüttner are citizens of Germany.

The name, present business address, present principal occupation, and place of citizenship of the member(s) of the Board of Management of each Reporting Person is set forth on Schedule 1 (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

As of August 28, 2018, ABC had invested €3,048 (including brokerage commissions) in the Ordinary Shares of the Issuer, DBB had invested €6,766,216 (including brokerage commissions to the extent known; not including the Warrants issued in the tender offer described below; including shares transferred to PE as Trustee) in the Ordinary Shares of the Issuer and €82,952 (including brokerage commissions) in Warrants issued by DBB (see Item 4 below), PE had invested €0 (acting as Trustee for DBB) in the Ordinary Shares of the Issuer, DB had invested €13,002,729 (including brokerage commissions) in the Ordinary Shares of the Issuer and $120,982 (excluding brokerage commissions) in the ADSs of the Issuer and DU had invested €16,481,465 (excluding brokerage commissions) in the Ordinary Shares of the Issuer.

In the case of ABC, DBB and DB, the source of such funds was the general working capital of each such purchaser respectively. In the case of DU, the source of such funds was the general working capital of DU, including proceeds from a private placement of the convertible bonds described in Item 6 below. In the case of PE, the source of such funds was the general working capital of DBB.

CUSIP 09075G105	Page 12 of 19

Item 4.  Purpose of Transaction

The purpose of the transactions in securities described in this Schedule 13D is investment.

The Reporting Persons have no current plans or proposals with respect to (i) any merger, reorganization, or liquidation of the Issuer or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of the Issuer or any subsidiary, or (iii) the purchase of a majority of the voting shares of the issuer.

The Reporting Persons do intend to acquire additional voting securities, if possible at reasonable prices, through open market purchases or otherwise.

The Reporting Persons also desire to change the composition of the Management Board and Supervisory Board of the Issuer. In that regard, DB submitted several proposals for the Issuer’s ordinary general meeting of shareholders held on July 11, 2018. Pursuant to such proposals, DB sought to dismiss (1) Thomas Schaffer, the Chief Financial Officer of the Issuer, as a member of the Management Board, (2) Prof. Dr. Hermann Lübbert as the Chairman of the Management Board (but the proposal proposed that he remain a member of the Management Board), (3) Dr. Ulrich Granzer as the Chairman of the Supervisory Board, (4) Jürgen Baumann as a member of the Supervisory Board and (5) John Borer III as a member of the Supervisory Board.

Also in connection with the general meeting of shareholders of the Issuer, DB made a proposal supporting the election of Mark Sippel as a replacement member of the Supervisory Board, or, if he is not elected to such position, Dr. Christopher Missling, Dr. Heikki Lanckriet or Dr. Karin Lergenmueller. DB also made a separate proposal to elect Prof. Dr. Lergenmueller as a replacement member of the Supervisory Board, and DU submitted a proposal to elect Dr. Christopher Missling as member of the Supervisory Board. According to information provided by Mr. Sippel, he is a doctoral candidate at the University of Erlangen-Nuremberg. Dr. Lergenmueller is Professor for Marketing and General Business Management at the RheinMain University of Applied Sciences, Wiesbaden, Germany and a member of the Supervisory Boards of several affiliates of DB, including DU and DBB. Dr. Missling is President, Chief Executive Officer, and Chairman of the Board of Anavex Life Science Corp. Dr. Lanckriet is Chief Executive Officer of Expedeon AG (formerly Sygnis AG). DB and Expedeon AG entered into a term loan agreement on April 30, 2018.

DB filed a legal action seeking to rescind and nullify a resolution adopted at the Issuer’s 2017 shareholder meeting, regarding the Issuer’s authorized capital. If successful, the action would prohibit any new share offerings by the Issuer unless existing shareholders are offered the right to participate on a pro rata basis by means of transferable rights. Each of DB and DU has filed a legal action seeking a court-appointed special auditor to investigate the collaboration and partnership agreement dated July 13, 2016, between the Issuer and Maruho Co. Ltd (“Maruho”). On July 10, 2018, the Issuer announced that phase 1 of its collaboration with Maruho had been completed, and that the Issuer and Maruho are currently considering continuing their collaboration under a new agreement, but have not yet discussed the details and timing of such new agreement.

The Reporting Persons have also proposed certain amendments to the bylaws of the Issuer. DB proposed an amendment that would reformulate the Ordinary Shares of the Issuer as bearer shares. DU proposed an amendment that would require, among other things, for transactions between the Issuer and certain related parties to be on arms’-length terms and subject to approval by a 75% majority (excluding the related party) at the general meeting of shareholders.

CUSIP 09075G105	Page 13 of 19

On May 28, 2018, DBB commenced a non-U.S. tender offer pursuant to which it offered to acquire up to 6,250,000 of the Issuer’s outstanding Ordinary Shares solely from non-U.S. holders. The tender offer related to Ordinary Shares only; ADSs could not be tendered. The tender offer materials were only available in the German language and were only made available on the German internet page www.deutschebalatonbiotech.de and in the online publication of the German-language Federal Gazette (www.bundesanzeiger.de). No tender offer materials were distributed, nor was any disclosure of the tender offer made by DBB or its agents or affiliates, in the United States. Initially, the consideration offered for each Ordinary Share of the Issuer was one euro (€1.00) per share in cash, plus an option to re-acquire an Ordinary Share of the Issuer from DBB for the same price (i.e., €1.00 per share). We refer to each such right to re-acquire an Ordinary Share of the Issuer as a “Warrant” issued by DBB. The Warrants are transferable and may be exercised by the holder thereof at any time (with certain exception) prior to November 30, 2020 by surrendering such Warrant to Quirin Privatbank AG as dealer manager for the Warrants. The Warrants include a tag-along right if DB sells greater than 2.5 million Ordinary Shares (in one transaction) by November 30, 2020. If there is a public tender offer for Ordinary Shares with a purchase price exceeding €40.00 in cash per share, the Warrants terminate and each Warrantholder receives the tender offer price per share per Warrant minus the basis price (€1.00 per Warrant). In effect, a tender of Issuer shares to DBB on the original terms of the tender offer would transfer record ownership of the shares to DBB, including the right to vote such shares, while allowing the tendering shareholder to retain the economic risks and benefits of ownership of such shares (with a “floor price” of €1.00 per share).

On July 20, 2018, DBB amended the tender offer to provide shareholders of the Issuer who wished to tender Ordinary Shares a choice in the amount and form of consideration to be received. As amended, for each Ordinary Share of the Issuer tendered, a shareholder participating in the tender offer could elect, either (a) one euro (€1.00) per share in cash plus one Warrant, or (b) six Euros (€6.00) per share in cash.

The tender offer closed on August 6, 2018. DBB purchased a total of 1,286,401 Ordinary Shares pursuant to the tender offer, of which 214,448 shares were purchased at a price €1.00 in cash and one Warrant each, and 1,071,953 shares were purchased at the all cash price of €6.00 each.

On August 7, 2018, DB filed a legal action against the Issuer seeking to rescind and nullify certain resolutions adopted at the Issuer’s 2018 shareholder meeting and seeking to confirm that certain resolutions were validly adopted by the shareholders.

On August 16, 2018, the 214,448 shares purchased at a price €1.00 in cash and one Warrant each were transferred from DBB to PE, who acts as a trustee (the “Trustee”) for the Warrantholders pursuant to the Trust Agreement. Subsequently, 836 of such shares were transferred to Warrantholders to satisfy the exercise of Warrants.

On August 29, 2018, DBB bought 15,761 Warrants in an off-market purchase, which purchase had no effect on the beneficial ownership of DBB.

Please see Item 6 below for a description of the convertible bond issued by DU and exercisable in part in Ordinary Shares.

This disclosure is neither an offer to purchase nor a solicitation of an offer to sell securities, nor will there be any purchase from or sale, issuance or transfer of securities to any U.S. persons pursuant to the tender offer described above.

Item 5.  Interest in Securities of the Issuer

(a)	Of the aggregate 9,021,417 shares reported in this Schedule 13D (representing 20.3% of the Issuer’s Ordinary Shares), 1,000 shares are held by ABC (representing 0.0% of the Issuer’s Ordinary Shares), 1,078,562 shares are held by DBB (representing 2.9% of the Issuer’s Ordinary Shares), 213,612 shares are held by PE in its capacity as Trustee for the Warrantholders pursuant to the Trust Agreement (representing 0.5% of the Issuer’s Ordinary Shares), 4,290,333 shares and 9,057 ADSs (each representing two shares) are held by DB (collectively representing 12.6% of the Issuer’s Ordinary Shares), and 3,419,796 shares are held by DU (representing 7.5% of the Issuer’s Ordinary Shares). DB owns a majority interest in each of ABC, DBB and PE. VVB owns a majority interest in DB. DU owns a majority interest in VVB. Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU and therefore has voting and dispositive power over the shares held by ABC, DBB, PE, DB and DU. Rolf Birkert, in his capacity as member of the board of management of DB, has voting and dispositive power over the shares held by ABC, DBB, PE and DB. Jens Jüttner, in his capacity as a member of the board of management of PE, has voting and dispositive power over the shares held by PE, pursuant to the terms of the Trust Agreement. Each of DB, VVB, DU, Wilhelm Konrad Thomas Zours and Rolf Birkert may be deemed to have beneficial ownership with respect to the shares held by ABC, DBB and PE and disclaims beneficial ownership of such shares, except to the extent of their respective pecuniary interest therein. Each of VVB, DU, Wilhelm Konrad Thomas Zours and Rolf Birkert may be deemed to have beneficial ownership with respect to all shares held by DB and disclaim beneficial ownership of such shares, except to the extent of their respective pecuniary interests therein. Wilhelm Konrad Thomas Zours may be deemed to have beneficial ownership with respect to all shares held by DU and disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

CUSIP 09075G105	Page 14 of 19

Pursuant to a non-domination agreement between VVB and DB (the “Non-Domination Agreement”), VVB has agreed that it cannot exercise voting control (through voting more than 45%, directly or indirectly, of the shares) over DB, and therefore VVB disclaims beneficial ownership over the shares it holds in excess of 45% voting power.

All percentages set forth in this Schedule 13D are based upon 44,541,980 Ordinary Shares outstanding as of July 31, 2018.

(b)	Number of shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote of:

ABC	0
DBB	0
PE	0
DB	0
VVB	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0
Jens Jüttner	0

(ii)	Shared power to vote or to direct the vote of:

ABC	1,000
DBB	1,292,174
PE	213,612
DB	5,601,621(1)
VVB	5,601,621(2)
DU	9,021,417(3)
Wilhelm Konrad Thomas Zours	9,021,417(4)
Rolf Birkert	5,601,621(5)
Jens Jüttner	213,612(6)

(iii)	Sole power to dispose or to direct the disposition of:

ABC	0
DBB	0
DB	0
VVB	0
DU	0
Wilhelm Konrad Thomas Zours	0
Rolf Birkert	0

CUSIP 09075G105	Page 15 of 19

(iv)	Shared power to dispose or to direct the disposition of:

ABC	1,000
DBB	1,292,174
PE	213,612
DB	5,601,621(1)
VVB	5,601,621(2)
DU	9,021,417(3)
Wilhelm Konrad Thomas Zours	9,021,417 (4)
Rolf Birkert	5,601,621(5)
Jens Jüttner	213,612(6)

(1)	Includes 1,000 shares held by ABC, 1,078,562 shares held by DBB, 213,612 shares held by PE and 4,290,333 shares and 9,057 ADSs (each representing two shares) held by DB. DB owns a majority interest in each of ABC and DBB.
(2)	VVB owns a majority interest in DB.
(3)	Includes 1,000 shares held by ABC, 1,078,562 shares held by DBB, 213,612 shares held by PE, 4,290,333 shares and 9,057 ADSs (each representing two shares) held by DB and 3,419,796 shares held by DU. DB owns a majority interest in each of ABC, DBB and PE. VVB owns a majority interest in DB. DU owns a majority interest in VVB.
(4)	Wilhelm Konrad Thomas Zours, an individual, owns a majority interest in DU and is the sole member of the board of management of VVB and DU and therefore has voting and dispositive power over the shares held by ABC, DBB, PE, DB and DU.
(5)	Rolf Birkert, in his capacity as member of the board of management of DB, has voting and dispositive power over the shares held by ABC, DBB, PE and DB.
(6)	Jens Jüttner, in his capacity as a member of the board of management of PE, has voting and dispositive power over the shares held by PE.

(c)	Since the transactions reported in the most recent filing of this Schedule 13D, the Reporting Persons have conducted transactions in the shares as reflected on Schedule 2.

(d) – (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Item 4 above for a description of the tender offer by DBB for shares of the Issuer, which was consummated on August 6, 2018. Pursuant to the tender offer, DBB has issued Warrants entitling the holders thereof to purchase from DBB an aggregate of 214,448 Ordinary Shares of the Issuer at a purchase price of €1.00, and otherwise on the terms and conditions set forth therein.

On February 21, 2018, DU issued convertible bonds in the original principal amount of up to €80,000,000. The issuance consists of up to 800 bearer bonds in principal amount of €100,000 each. The bonds mature on December 15, 2019 and bear no interest. During the term of the bonds, bondholders have the right to convert each bearer bond into 3,334 Ordinary Shares plus €79,996 in cash; provided, however, that DU may, in lieu of partially settling the bonds in Ordinary Shares, settle the bonds in an amount of cash corresponding to the value of the Ordinary Shares to be delivered, plus €79,996 per bearer bond. The purchaser of €50,000,000 principal amount of such bond offering was Wilhelm Konrad Thomas Zours. The Reporting Persons disclaim that such bond offering was material to DU’s investments in securities described in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement

CUSIP 09075G105	Page 16 of 19

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 19, 2018

ABC BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert
Rolf Birkert

DEUTSCHE BALATON BIOTECH AG

By:	/s/ Rolf Birkert
Rolf Birkert

PRISMA EQUITY AG

By:	/s/ Jens Jüttner
Jens Jüttner

DEUTSCHE BALATON AKTIENGESELLSCHAFT

By:	/s/ Rolf Birkert
Rolf Birkert

VV BETEILIGUNGEN AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

DELPHI UNTERNEHMENSBERATUNG AKTIENGESELLSCHAFT

By:	/s/ Wilhelm Konrad Thomas Zours
Wilhelm Konrad Thomas Zours

JENS JÜTTNER

/s/ Jens Jüttner

ROLF BIRKERT

/s/ Rolf Birkert

WILHELM KONRAD THOMAS ZOURS

/s/ Wilhelm Konrad Thomas Zours

CUSIP 09075G105	Page 17 of 19

Schedule 1

Members of Management of the Reporting Persons

The sole member of the Board of Management of each of ABC and DBB is Rolf Birkert. The sole member of the Board of Management of PE is Jens Jüttner.The members of the Board of Management of DB are Rolf Birkert and Jens Jüttner. The sole member of the Board of Management of each of VVB and DU is Wilhelm Konrad Thomas Zours.

The following table sets forth the name, present occupation or employment and citizenship of each such person.

Name	Present Business Address	Present Occupation	Citizenship
Rolf Birkert	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board Deutsche Balaton Aktiengesellschaft	Germany
Jens Jüttner	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Member of the Board Deutsche Balaton Aktiengesellschaft	Germany
Wilhelm Konrad Thomas Zours	Ziegelhaeuser Landstrasse 1, 69120 Heidelberg, Germany	Sole Member of the Board Delphi Unternehmensberatung Aktiengesellschaft	Germany

CUSIP 09075G105	Page 18 of 19

Schedule 2

Person	Instrument	Transaction Date	Quantity Purchased/(Sold)	Price per Instrument	Place of Transaction
DB	Biofrontera ordinary shares	June 1, 2018	3,760	€ 5.6270	Xetra Frankfurt / Main
DB	Biofrontera ordinary shares	June 4, 2018	5,740	€ 5.6000	Xetra Frankfurt / Main
DBB	Biofrontera ordinary shares	June 5, 2018	609	€ 5.6100	Xetra Frankfurt / Main
DBB	Biofrontera ordinary shares	June 6, 2018	1,500	€ 5.6300	Xetra Frankfurt / Main
DBB	Biofrontera ordinary shares	June 7, 2018	3,456	€ 5.5970	Xetra Frankfurt / Main
DBB	Biofrontera ordinary shares	June 8, 2018	1,044	€ 5.5800	Xetra Frankfurt / Main
DB	Biofrontera ordinary shares	July 23, 2018	52,194	n/a	Conversion of ADSs to ordinary shares
DB	Biofrontera ADSs	July 23, 2018	(26,097)	n/a	Conversion of ADSs to ordinary shares
DB	Biofrontera ADSs	July 31, 2018	2,955	US $ 13.6573	NASDAQ
DB	Biofrontera ordinary shares	August 1, 2018	3,000	€ 5.8800	Xetra Frankfurt / Main
DBB	Biofrontera ordinary shares	August 6, 2018	214,448	€ 1.00 plus one Warrant	Tender Offer (1)
DBB	Biofrontera ordinary shares	August 6, 2018	1,071,953	€ 6.0000	Tender Offer (1)
DU	Biofrontera ordinary shares	August 10, 2018	206	€ 5.7300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 10, 2018	4,800	€ 5.8045	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 10, 2018	8,000	€ 5.7912	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 10, 2018	16,794	€ 5.7300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 10, 2018	6	€ 5.7400	Xetra Frankfurt / Main
DB	Biofrontera ADSs	August 10, 2018	3,000	US $ 13.3000	NASDAQ
DU	Biofrontera ordinary shares	August 13, 2018	9,681	€ 5.7300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 13, 2018	4,500	€ 5.7500	Xetra Frankfurt / Main
DB	Biofrontera ADSs	August 13, 2018	1,000	US $ 13.1490	NASDAQ
DU	Biofrontera ordinary shares	August 13, 2018	4,500	€ 5.7500	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 14, 2018	15,000	€ 5.8397	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 14, 2018	2,319	€ 5.7300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 14, 2018	7,359	€ 5.8300	Xetra Frankfurt / Main
DB	Biofrontera ADSs	August 14, 2018	301	US $ 13.0997	NASDAQ
DU	Biofrontera ordinary shares	August 15, 2018	2,641	€ 5.8300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 15, 2018	14,000	€ 5.8100	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 15, 2018	109	€ 5.7400	Xetra Frankfurt / Main
DB	Biofrontera ADSs	August 15, 2018	1,101	US $ 13.1362	NASDAQ
DU	Biofrontera ordinary shares	August 16, 2018	10,663	€ 5.7300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 16, 2018	4,000	€ 5.8500	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 16, 2018	3,500	€ 5.8500	Xetra Frankfurt / Main
DBB	Biofrontera ordinary shares	August 16, 2018	(214,448)	-	Transfer to Trustee
PE	Biofrontera ordinary shares	August 16, 2018	214,448	-	Transfer to Trustee

CUSIP 09075G105	Page 19 of 19

Person	Instrument	Transaction Date	Quantity Purchased/(Sold)	Price per Instrument	Place of Transaction
DB	Biofrontera ADSs	August 16, 2018	700	US $ 13.1000	NASDAQ
DU	Biofrontera ordinary shares	August 17, 2018	25,000	€ 5.9600	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 17, 2018	2,128	€ 5.9300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 17, 2018	3,700	€ 5.8500	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 20, 2018	10,876	€ 5.9700	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 20, 2018	3,589	€ 6.0000	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 20, 2018	10,000	€ 5.9800	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 20, 2018	535	€ 5.9900	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 20, 2018	10,000	€ 6.0000	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 20, 2018	10,000	€ 6.0211	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 20, 2018	15,000	€ 6,0129	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 20, 2018	16,000	€ 6.0083	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 24, 2018	126,269	€ 6.2841	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 24, 2018	5,000	€ 6.2800	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 24, 2018	7,380	€ 6.2800	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 24, 2018	7,000	€ 6.3000	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 24, 2018	4,000	€ 6.3000	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 24, 2018	12,000	€ 6.3000	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 24, 2018	12,000	€ 6.2809	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 24, 2018	12,000	€ 6.3000	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 24, 2018	8,000	€ 6.3000	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 27, 2018	4,000	€ 6.2500	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 27, 2018	3,180	€ 6.2900	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 27, 2018	6,027	€ 6.2500	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 28, 2018	2,623	€ 6.2377	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 28, 2018	5,000	€ 6.2990	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 28, 2018	7,000	€ 6.2900	Xetra Frankfurt / Main
DB	Biofrontera ordinary shares	August 29, 2018	100,000	€ 6.3000	off-market purchase
DU	Biofrontera ordinary shares	August 29, 2018	1,244	€ 6.2800	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	August 29, 2018	11	€ 6.2400	Xetra Frankfurt / Main
PE	Biofrontera ordinary shares	August 29, 2018	(836)	€ 1.0000	Warrant exercise
DBB	Warrants	August 29, 2018	15,761	€ 5.2500	off-market purchase
DU	Biofrontera ordinary shares	August 31, 2018	2,296	€ 6.2400	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	September 04, 2018	4,141	€ 6.0300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	September 05, 2018	13,159	€ 6.0300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	September 05, 2018	11,200	€ 6.0100	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	September 05, 2018	7,398	€ 5.9000	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	September 06, 2018	2,602	€ 5.9000	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	September 06, 2018	6,752	€ 5.8800	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	September 06, 2018	20,058	€ 5.8300	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	September 14, 2018	13,000	€ 5.8900	Xetra Frankfurt / Main
DU	Biofrontera ordinary shares	September 14, 2018	5,427	€ 5.9100	Xetra Frankfurt / Main

(1) See Item 4 above.